SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                            Commission File Number: 0-21003

                           NOTIFICATION OF LATE FILING

(Check One):

         [_]      Form 10-K         [_] Form 11-K

         [_]      Form 20-F         [X] Form 10-Q             [_] Form N-SAR

                  For Period Ended:  September 30, 2000

         [_]      Transition Report on Form 10-K

         [_]      Transition Report on Form 20-F

         [_]      Transition Report on Form 11-K

         [_]      Transition Report on Form 10-Q

         [_]      Transition Report on Form N-SAR

                  For the Transition Period Ended:  _________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant

Twinlab Corporation
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Former Name if applicable

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Address of Principal Executive Office (Street and Number)

150 Motor Parkway, Suite 210
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City, State and Zip Code  Hauppauge, New York 11788
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K,  Form 20-F,  Form 11-K or Form N-SAR,  or
                  portion  thereof will be filed on or before the 15th  calendar
                  day  following  the   prescribed  due  date;  or  the  subject
                  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company's quarterly report on Form 10-Q for the period ended September 30, 2000, could not be filed without unreasonable effort or expense due to the following reasons:

         During the quarter ended September 30, 2000, the Company became aware of certain inventory variances which prompted it to conduct a physical count of herbal inventories at its Utah location. The resulting physical inventory compilation indicated inventory shortages totaling approximately $8.02 million. The Company is currently engaged in an analysis of an investigation of the inventory shortages, and the net impact of the inventory shortages cannot be ascertained at the current time.

         The Company anticipated significant increases in sales for herbal products during fiscal 2000. However, consistent with industry trends, sales of the Company's herbal products were disappointing during the first two quarters of fiscal 2000 and, in the third quarter, were significantly below anticipated levels. As a result, the Company significantly reduced its projection of herbal sales for the year ending December 31, 2000, and has also decided to discontinue the production and/or active marketing of certain herbal products.

         As a result, the Company analyzed potential excess and slow moving inventory and increased related reserves by approximately $7.97 million. These increased reserves include approximately $5.41 million relating to products that will be no longer be produced and/or actively marketed. Such products include approximately $3.85 million of micro-encapsulated herbal products which were introduced during the fourth quarter of fiscal 1998 but have experienced disappointing sales.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Philip M. Kazin, Esq.            631                  467-3140
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         (Name)                        (Area Code)         (Telephone Number)


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(2)      Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                     [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     [X] Yes     [_] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Net sales for the third quarter 2000 were $76.4 million, a decrease of 6.7% from $81.9 million in the comparable quarter of 1999. The Company anticipates recording a loss from operations for the three months ended September 30, 2000, as compared to income from operations of $5.4 million for the three months ended September 30, 1999. The decrease in income from operations is primarily attributable to the herbal inventory adjustments described above as well as the Company's lower sales volume.


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

                               Twinlab Corpration

                                   (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 15, 2000                        By: /s/ John Bolt
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                                                 Name:  John Bolt
                                                 Title: Chief Financial Officer



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